News Release

TSX Trading Symbol: BZA

American Bonanza Receives $2 Million Cash Payment on Taurus Option

June 24, 2008 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") announces it has received a $2 million cash payment from Hawthorne Gold Corporation (“Hawthorne”) pursuant to the option agreement dated June 7, 2007 between Bonanza and Cusac Gold Mines Ltd. (“Cusac”) and the assignment of that agreement to Hawthorne as part of the merger between Hawthorne and Cusac. The option agreement relates to Bonanza’s Taurus Property located in the Cassiar Mining district of British Columbia.

The assigned agreement requires Hawthorne to pay $6 million and common shares over two years, consisting of $1 million (paid) by December 22, 2007, $2 million (paid) by June 22, 2008, issue 250,000 common shares by December 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first.

Bonanza has approximately $5 million in cash and no debt.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email:       info@americanbonanza.com